

Mail Stop 3233

September 24, 2015

Via E-mail
Ernest Cloutier
General Counsel & Secretary
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

> **Re:** **Iron Mountain Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 18, 2015**
> **File No. 001-13045**

Dear Mr. Cloutier:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please respond to our outstanding comments on your Form 10-K for the fiscal year ended December 31, 2014 and your Form 10-Q for the quarterly period ended June 30, 2015, or advise us as to when you will respond.

2. We note your response to comment two in our letter dated September 10, 2015, and your amended disclosure on page 117. Please revise your disclosure to clarify the timing of when Recall shareholders will receive the Cash Election Form and Scheme Booklet, when Recall shareholders will vote on the Transaction, and when Recall shareholders must return the completed Cash Election Form.

Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-7262 with any other questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Senior Counsel
Office of Real Estate and
Commodities

cc: Michael Aiello, Esq.
       Weil, Gotshal & Manges LLP